Product supplement AR
To prospectus dated October 10, 2006 and
Prospectus supplement dated November 12, 2006

Registration Statement No. 333-137902
Dated October 10, 2006
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

Barrier Bonus Securities Linked to an Index or Exchange Traded Fund, or a Basket of Indices and/or Exchange Traded Funds

General

- Deutsche Bank AG may offer and sell securities linked to an underlying index or exchange traded fund, or a basket of indices and/or exchange traded funds from time to time. This product supplement describes terms that will apply generally to the securities and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate underlying supplement, term sheet or pricing supplement, as the case may be, will describe the index or exchange traded fund, or basket of indices and/or exchange traded funds to which the securities are linked and a separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the securities, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying underlying supplement, prospectus supplement or prospectus, the terms described in the relevant pricing supplement shall control.

- The securities are senior unsecured obligations of Deutsche Bank AG.

- Payment on the securities is linked to an underlying index or exchange traded fund, or a basket of indices and/or exchange traded funds, as described below.

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" in this product supplement.

- The securities will be issued in denominations that will be specified in the relevant pricing supplement. Minimum investment amounts will be specified in the relevant pricing supplement.

- Investing in the securities is not equivalent to investing in the underlying index or its components or investing in any underlying exchange traded fund or its components.

- The securities will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page 7 of this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. *In addition, the securities are* <u>not</u> *guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

Deutsche Bank AG

February 24, 2009

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the underlying supplement and pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the securities offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant underlying supplement and pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The securities described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority ("**FINRA**"), and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. The relevant underlying supplement and pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the securities under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "**we,**" "**us**" and "**our**" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying underlying supplement, prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying underlying supplement, prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying underlying supplement, prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying underlying supplement, prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

SUMMARY TERMS

Underlying . . . . For securities linked to one underlying index (an "**Index**") or exchange traded fund (a "**Fund**"), the **Underlying** will be the Index or Fund designated in the relevant pricing supplement accompanying this product supplement.

For securities linked to a basket of Indices and/or Funds, the **Underlying** will be the basket designated in the relevant pricing supplement (the "**Basket**") accompanying this product supplement. The individual Indices, Funds or Indices and Funds included in the Basket (each, a "**Basket Component**") and the relevant weighting of each Basket Component will be set forth in the relevant pricing supplement.

Face Amount of the Securities . . . . The denomination of the note, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

Issue Price . . . . 100% of the Face Amount, unless otherwise specified in the relevant pricing supplement.

Payment at Maturity . . The securities do not guarantee the return of your initial investment and do not pay periodic coupon payments. Instead, at maturity, you will receive a cash payment, for each note, of the Face Amount plus the Additional Amount, which may be negative, subject to the credit of the issuer. In no event will the Payment at Maturity be less than zero.

Additional Amount . . . . Unless otherwise specified in the relevant pricing supplement, the Additional Amount will be calculated as follows:

- If a Barrier Event has not occurred, the Additional Amount will be equal to the greater of:

    (i) Face Amount x (Participation Rate x Underlying Return), subject to any Underlying Cap, and

    (ii) Face Amount x Bonus

- If a Barrier Event has occurred, the Additional Amount will be equal to:

    Face Amount x Underlying Return, subject to any Underlying Cap

The Additional Amount may be negative.

Definitions	*The following defined terms may be used in calculating the payment, if any, on your securities:*
Underlying Return	

$$\frac{\text{Ending Underlying Level} - \text{Initial Underlying Level}}{\text{Initial Underlying Level}}$$

	When used in the relevant pricing supplement, the Underlying Return will be referred to as the "Basket Return," "Fund Return" or "Index Return," as applicable.
Barrier Event	A Barrier Event may be either an Intra-Day Barrier Event or Closing Barrier Event, as specified in the relevant pricing supplement.
	The relevant pricing supplement may specify another method for monitoring the Underlying, for purposes of determining whether the Underlying has increased or decreased beyond the relevant barrier. For example, the relevant pricing supplement may specify weekly monitoring of the Underlying.
Bonus	An amount of the Face Amount, which may be determined by applying a specified percentage to the Face Amount. The Bonus will be specified in the relevant pricing supplement.
Closing Barrier Event	A Closing Barrier Event will occur:
	If the relevant pricing supplement specifies an Upper Barrier:
	if the Closing Level of the Underlying exceeds or, if specified in the relevant pricing supplement, equals, the Upper Barrier on any day during the Observation Period; or
	If the relevant pricing supplement specifies a Lower Barrier:
	if the Closing Level of the Underlying falls below or, if specified in the relevant pricing supplement, equals, the Lower Barrier on any day during the Observation Period.
Closing Level	For an Index, the **Closing Level** will equal the closing level of such Index on the relevant date of calculation.
	For a Fund, the **Closing Level** will equal the closing price of one share of such Fund on the relevant date of calculation, multiplied by the then current Share Adjustment Factor applicable to the Fund.
	For a Basket, the **Closing Level** will equal the closing level of such Basket, calculated in accordance with the formula set forth in the relevant pricing supplement, on the relevant date of calculation.
Ending Basket Level . . .	The Ending Basket Level will equal the Closing Level of the Basket on the Final Valuation Date, or the arithmetic average of the Closing

Levels of the Basket on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.

Ending Fund Level . . . . . The Ending Fund Level will equal the Closing Level of the Fund on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Fund on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.

Ending Index Level . . . . The Ending Index Level will equal the Closing Level of the Index on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Index on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.

Ending Underlying Level . . . . The Ending Underlying Level will be one of the following, as applicable:

- Ending Basket Level

- Ending Index Level

- Ending Fund Level

Initial Basket Level . . . . The Initial Basket Level will equal the Closing Level of the Basket on the trade date (the trade date will be specified in the relevant pricing supplement), or such other level as specified in the relevant pricing supplement.

Initial Fund Level . . . . . . The Initial Fund Level will equal the Closing Level of the Fund on the trade date, or such other level as specified in the relevant pricing supplement.

Initial Index Level . . . . . The Initial Index Level will equal the Closing Level of the Index on the trade date, or such other level as specified in the relevant pricing supplement.

Initial Underlying Level . . . . The Initial Underlying Level will be one of the following, as applicable:

- Initial Basket Level

- Initial Index Level

- Initial Fund Level

Intra-Day Barrier Event . . . . An Intra-Day Barrier Event will occur:

> *If the relevant pricing supplement specifies an Upper Barrier:*
>
>> if the Intra-Day Level of the Underlying exceeds or, if specified in the relevant pricing supplement, equals, the Upper Barrier during any Trading Day during the Observation Period; or
>
> *If the relevant pricing supplement specifies a Lower Barrier:*
>
>> if the Intra-Day Level of the Underlying falls below or, if specified in the relevant pricing supplement, equals, the Lower Barrier during any Trading Day during the Observation Period.

Intra-Day Level . . . . For an Index, the **Intra-Day Level** is the level of such Index at any time during the relevant date of calculation.

> For a Fund, the **Intra-Day Level** is the price of one share of such Fund at any time during the relevant date of calculation, multiplied by the then current Share Adjustment Factor applicable to the Fund.
>
> For a Basket, the **Intra-Day Level** is the level of such Basket at any time during the relevant date of calculation, calculated in accordance with the formula set forth in the relevant pricing supplement.

Lower Barrier . . . . A level of the Underlying equal to a percentage of the Initial Underlying Level or a fixed level of the Underlying, as specified in the relevant pricing supplement.

Maturity Date . . . . As specified in the relevant pricing supplement. The Maturity Date of the securities is subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates."

Observation Period . . . . Unless otherwise specified in the relevant pricing supplement, the period of trading days (for equity based and commodity based Underlyings and Basket Components) or business days (for currency based Underlyings and Basket Components) on which no market disruption event or force majeure event occurs, commencing on (and including) the trade date to (and including) the Final Valuation Date or the last Averaging Date, as applicable.

Participation Rate . . . . The percentage specified in the relevant pricing supplement by which any percentage increase in the Underlying above the Initial Underlying Level is multiplied. If no Participation Rate is specified in the relevant pricing supplement, the Participation Rate is 100%.

Share Adjustment Factor . . . . Unless otherwise specified in the relevant pricing supplement, the Share Adjustment Factor, for any Fund, will be 1.0, subject to adjustments as described under "Description of Securities — Anti-Dilution Adjustments for Funds" below.

Underlying Cap . . . . A level of the Underlying equal to a percentage of the Initial Underlying Level or a fixed level of the Underlying, as specified in the relevant pricing supplement.

Upper Barrier . . . . A level of the Underlying equal to a percentage of the Initial Underlying Level or a fixed level of the Underlying, as specified in the relevant pricing supplement.

Valuation Date(s) . . . . . . The Ending Underlying Level will be calculated on a single date, which we refer to as the "**Final Valuation Date**," or on several dates, each of which we refer to as an "**Averaging Date**," as specified in the relevant pricing supplement.

> We refer to the Final Valuation Date and Averaging Dates generally as "**Valuation Dates**" in this product supplement. Any Valuation Date is subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates."

RISK FACTORS

Your investment in the securities will involve certain risks. The securities do not pay interest. Investing in the securities is not equivalent to investing in any Underlying or Basket Component or any of the components underlying any Underlying or Basket Component. In addition, your investment in the securities entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement, prospectus and the relevant pricing supplement before you decide that an investment in the securities is suitable for you.**

The securities do not guarantee any return of your investment or pay coupons.

The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to repay your initial investment in the securities at maturity and will not pay you any coupons on the securities. Instead, at maturity, you will receive for each security that you hold an amount in cash based upon the Ending Underlying Level relative to the Initial Underlying Level and the applicable weightings, barriers, caps and other details as explained below under "Description of Securities – Payment at Maturity." **It is possible that you could lose your entire initial investment in the securities.**

The appreciation potential of the securities is limited by the Underlying Cap feature.

Your return on the securities may be limited by the Underlying Cap, if specified in the relevant pricing supplement. Therefore, your investment in the securities may not perform as well as an investment in a security with a return based solely on the performance of the Underlying. The Underlying Cap limits your ability to benefit from any appreciation in the Underlying beyond the Underlying Cap. If the Closing Level of the Underlying exceeds the Underlying Cap on the Final Valuation Date, the return on the securities will not be determined by reference to the performance of the Underlying, even though the Ending Underlying Level may reflect significant appreciation from the Initial Underlying Level. In such case, at maturity you will receive only the sum of (i) the Face Amount and (ii) the product of the Face Amount and the Underlying Cap, if applicable, subject to our ability to pay our obligations as they become due.

Your investment in the securities may result in a loss.

The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Fund and will depend on whether a Barrier Event occurs and the extent to which the Underlying Return is positive or negative. If a Barrier Event occurs, your investment will be fully exposed to any decline in the Ending Underlying Level determined on the Final Valuation Date as compared to the Initial Underlying Level. If a Barrier Event occurs, you could lose up to your entire investment.

If the relevant pricing supplement specifies that the Underlying is subject to an Intra-Day Barrier Event, it is possible that a Barrier Event could occur under circumstances that would not result in the occurrence of a Barrier Event if the Underlying was instead subject to a Closing Barrier Event.

Each Underlying will be subject to a Closing Barrier Event or Intra-Day Barrier Event, or, if so specified in the relevant pricing supplement, another method for monitoring the Underlying.

If the Underlying is subject to an Intra-Day Barrier Event and the relevant pricing supplement specifies an Upper Barrier, a Barrier Event will occur if the Intra-Day Level is above or, if specified in the relevant pricing supplement, equal to the Upper Barrier at any time on any Trading Day during the Observation Period, even if the Underlying closes below the Upper Barrier on that Trading Day. However, if the Underlying was instead subject to a Closing Barrier Event, a Barrier Event would not occur so long as the Underlying Closing Level was below the Upper Barrier on every Trading Day during the Observation Period.

Similarly, if the Underlying is subject to an Intra-Day Barrier Event and the relevant pricing supplement specifies a Lower Barrier, a Barrier Event will occur if the Intra-Day Level is below or, if specified in the relevant pricing supplement, equal to the Lower Barrier at any time on any Trading Day during the Observation Period, even if the Underlying closes above the Lower Barrier on that Trading Day. However, if the Underlying was instead subject to a Closing Barrier Event, a Barrier Event would not occur so long as the Underlying Closing Level was above the Lower Barrier on every Trading Day during the Observation Period.

The applicable pricing supplement may specify a different type of Barrier Event during the Observation Period for the Underlying.

Your return on the securities, if any, generally will not reflect any payments made with respect to the constituents of any Underlying or Basket Component.

Your return on the securities, if any, will not reflect the return you would realize if you actually owned the components underlying any Indices or Funds, and received payments made with respect to such components. This is because the "Calculation Agent," which will be Deutsche Bank AG, London Branch, will calculate the amount payable to you at maturity by reference to the Closing Levels on the Valuation Date(s). The Closing Levels of Indices and Funds generally reflect the prices of the components as calculated in the relevant Index or Fund without taking into consideration the value of any payments to holders of those components.

There are certain indices, generally referred to as total return indices, that include distributions paid on the index components in the index return. If any Index (or index underlying a Fund) is described as a total return index with 100% distribution reinvestment, the distributions paid on the components underlying such Index (or index underlying a Fund) are deemed to be reinvested in such Index (or index underlying a Fund), so that the level of such Index (or index underlying a Fund) would include such distributions.

Secondary trading may be limited.

Unless otherwise specified in the relevant pricing supplement, the securities will not be listed on a securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the securities but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the securities. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

The securities are not designed to be short-term trading instruments.

The price at which you will be able to sell your securities to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the Issue Price of the securities, even in cases where the Closing Level of the Underlying or Basket Component have appreciated since the trade date. The potential returns described in the relevant pricing supplement assume that your securities, which are not designed to be short-term trading instruments, are held to maturity.

Any payment on the securities is subject to our ability to pay our obligations as they become due.

The securities are senior unsecured debt obligations of Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on our ability to satisfy our obligations as they become due. As a result, our actual and perceived creditworthiness will affect the market value of the securities and in the event we were to default on our obligations you may not receive any amount owed to you under the terms of the securities.

Investing in the securities is not the same as investing in the Underlying or Basket Components.

You may receive a lower payment at maturity than you would have received if you had invested directly in the Underlying, the Basket Components, the constituents of the Underlying or Basket Components, or contracts relating to the Underlying or the Basket Components for which there is an active secondary market.

You should not expect the value of the securities in the secondary market to vary in proportion to changes in the level of the Underlying or Basket Component. Even if the Underlying or Basket Component increases or decreases during the term of the securities, the market value of the securities may not increase or decrease by the same amount.

You will not have voting rights or rights to receive dividends.

As a holder of the securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the component stocks underlying the Underlying or Basket Component would have.

The Ending Underlying Level may be different than the relevant Closing Levels on the Maturity Date of the securities or at other times during the term of the securities.

Because the Ending Underlying Level may be calculated based on the Closing Level on one or more Valuation Dates throughout the term of the securities or near the end of the term of the securities, the level of the Underlying on the Maturity Date or at other times during the term of the securities, including dates near the Valuation Date(s), could be different than the Ending Underlying Level. This difference could be particularly large if there is significant volatility in the Underlying during the term of the securities (especially on dates near the Valuation Date(s)).

In the case of securities with specified Averaging Dates, you may lose some of your investment even where the Closing Level of the Underlying at maturity is higher than the Initial Underlying Level.

In the case of issuances of securities where the payment at maturity is determined based on the Closing Level of the Underlying on specified Averaging Dates over the term of the securities, you will receive a payment at maturity that is greater than your initial investment in the securities only if the arithmetic average of the Underlying Return on the Averaging Dates is greater than zero. A positive Underlying Return on any one Averaging Date may be partially or entirely offset by a lesser or negative Underlying Return on any other Averaging Date. Consequently, it is possible that you may lose some of your investment even if the Underlying has increased substantially on the final Averaging Date.

In the case of securities linked to a Basket, the Basket Components may not be equally weighted.

The securities may be linked to a Basket composed of more than one index or fund, or some combination thereof. Each such Basket Component may have a different weight in determining the value of the Basket, depending on the component weightings specified in the relevant pricing supplement. For example, for a Basket composed of four Basket Components, the relevant pricing supplement may specify that the weighting of the four Basket Components will be as follows: 18%, 20%, 33%, and 29%. One consequence of such an unequal weighting of the Basket Components is that if a higher-weighted Basket Component has a low return and a lower-weighted Basket Component has a high return, the Underlying Return will reflect the low return of the higher-weighted Basket Component more than it reflects the strong performance of the lower-weighted Basket Component, which may have an adverse effect on the value of the securities.

In the case of securities linked to a Basket, changes in the values of the Basket Components may offset each other.

Price movements in the Basket Components may not correlate with each other. At a time when the values of some of the Basket Components appreciate, the values of other Basket Components may move in a contrary direction, negating any beneficial movement of the Basket in one direction (either positive or negative). Therefore, in calculating the Underlying Return, increases in the value of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the value of the other Basket Components, particularly if the Basket Components that appreciate are of relatively low weight in the Basket. For example, for an equally weighted Basket composed of two Basket Components, a 10% appreciation in one Basket Component on any Valuation Date would be completely offset by a 10% decline in the other Basket Component on such Valuation Date.

The value of the securities will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the securities. We expect that, generally, the level of the Underlying on any day during the Observation Period and, in particular, whether the Closing Level of the Underlying has approached or exceeded the Upper Barrier, will affect the value of the securities more than any other single factor. However, you should not expect the value of the securities in the secondary market to vary in proportion to changes in the level of the Underlying or Basket Component. The value of the securities will be affected by a number of other factors that may either offset or magnify each other, including:

- the market price of the components underlying the Underlying or Basket Component;

- the dividend rate paid in respect of, or on each of the component stocks underlying, any equity based Underlying or Basket Component (to the extent any dividends affect the value of the Underlying or Basket Component);

- the expected volatility (frequency and magnitude of changes in value) in the Underlying or Basket Component;

- supply and demand for the securities;

- economic, financial, political and regulatory or judicial events that affect each of the components underlying the Underlying or Basket Component or markets generally and that may affect the relevant Closing Level on any relevant day;

- the exchange rate and the volatility of the exchange rate of the U.S. dollar and any other currencies relevant to the Underlying or Basket Component;

- interest and yield rates in the market generally, and the volatility of those rates;

- the time remaining to the maturity of the securities; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

No one can predict with certainty the future performance of any Underlying or Basket Component based on its historical performance.

The Payment Return will not be adjusted for changes in exchange rates related to the U.S. dollar that might affect an Underlying or Basket Component whose underlying components are traded in currencies other than the U.S. dollar.

Although the components underlying an Underlying or Basket Component may be traded in, or their closing prices may be converted into, currencies other than U.S. dollars, the securities, which are linked to the Underlying, are denominated in U.S. dollars, and the amount payable on the securities at maturity will not be adjusted for changes in the exchange rates between the U.S. dollar and any of the currencies in which the components underlying the Underlying or Basket Component are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Ending Underlying Level and whether a Barrier Event occurs. The amount we pay in respect of the securities on the maturity date will be determined solely in accordance with the procedures set forth under "Description of Securities — Payment at Maturity."

The securities may be subject to currency exchange risk.

Because the prices of the components underlying an Underlying or Basket Component may be converted by the sponsor of the Underlying or Basket Component (the "**Sponsor**") into U.S. dollars or a currency other than U.S. dollars for the purposes of calculating the value of the Underlying or Basket Component, holders of the securities will be exposed to currency exchange rate risk with respect to each of the countries represented in any such Underlying or Basket Component. An investor's net exposure will depend on the extent to which the currencies of the components underlying any such Underlying or Basket Component strengthen or weaken against the U.S. dollar or such other currency. If, taking into account such weighting, the U.S. dollar or such other currency weakens against the respective component currencies, the value of any such Underlying or Basket Component may be positively affected, and the payment at maturity of the securities may be reduced.

In addition the Underlying or Basket Component may track the performance of currencies. In this case, the return you receive on the securities will be directly linked to currency exchange risk.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments; and

- the extent of governmental surpluses or deficits in the countries represented in the Underlying or Basket Component and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Underlying or Basket Component, the United States and other countries important to international trade and finance.

There are risks associated with investments in securities linked to the value of an Underlying or Basket Component consisting of foreign equity securities.

Investments in securities linked to the value of an Underlying or Basket Component consisting of foreign equity securities involve risks associated with the foreign securities market, including volatility, governmental intervention and cross-shareholdings among companies in such Underlying or Basket Component. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

The prices of securities in countries other than the United States that may underlie certain Underlyings or Basket Components may be affected by political, economic, financial and social factors in such jurisdictions, including changes in a country's government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The value of the securities may be subject to emerging markets risk.

The value of the securities may be subject to the political and economic risks of emerging market countries through certain Underlyings or Basket Components. Some Underlyings or Basket Components may be linked to companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the market value and payment at maturity of your securities.

Historical performance of the Underlying or Basket Component is not indicative of future performance.

The future performance of the Underlying or Basket Component cannot be predicted based on its historical performance. We cannot guarantee that the level of the Underlying or Basket Component will increase or decrease, or whether increases in the levels of any Basket Component will be offset by decreases in the levels of other Basket Components. In addition, there can be no assurance that the Underlying Return will be positive.

The Sponsor may adjust the Underlying or Basket Component in ways that affect the level of the Underlying or Basket Component, and the Sponsor has no obligation to consider your interests.

The Sponsor is responsible for calculating and maintaining the Underlying or Basket Component. The Sponsor can add, delete or substitute the components underlying the Underlying or Basket Component or make other methodological changes that could change the level of the Underlying or Basket Component. You should realize that the changing of companies included in the Underlying or Basket Component may affect the Underlying or Basket Component, as a newly added company may perform significantly better or worse than the company it replaces. Additionally, the Sponsor may alter, discontinue or suspend calculation or dissemination of the Underlying or Basket Component. Any of these actions could adversely affect the value of the securities. The Sponsor has no obligation to consider your interests in calculating or revising the Underlying or Basket Component.

We do not control the Underlying, Basket Components or the component stocks underlying any equity based Underlying or Basket Component.

Except as we may otherwise describe in the relevant pricing supplement, we will not be affiliated with any of the companies whose stocks are included in any equity based Underlying or Basket Component. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the component stocks underlying the Underlying or Basket Component or your securities. None of the money you pay us will go to the Sponsor or any of the companies included in the Underlying or Basket Component, and none of those companies will be involved in the offering of the securities in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the securities in taking any corporate actions that might affect the value of your securities.

In the case of a Fund, the performance of the Fund may not correlate perfectly with the performance of the index on which the Fund is based.

The shares of a Fund are subject to market supply and investor demand and the market value of one share of the Fund may differ from the net asset value per share of the Fund. In addition, the Fund will reflect transaction costs and fees that are not included in the calculation of the index on which the Fund may be based. Because of the imperfect correlation between the performance of the Fund and the performance of the index on which the Fund is based, the return on the securities will not be the same as an investment directly in the Fund or in the index or in the equity securities included in such index, and will not be the same as a debt security with a payment at maturity linked to the performance of the index on which the Fund is based.

In the case of a Fund, the policies of the sponsor of the Fund and changes that affect the Fund or any index on which the Fund may be based could adversely affect the amount payable on your securities and their market value.

The policies of the sponsor of a Fund (the "**Fund Sponsor**") concerning the calculation of the Fund's net asset value, additions, deletions or substitutions of securities in the fund and the manner in which changes affecting any relevant index are reflected in the Fund could affect the market price of the shares of the Fund and, therefore, the amount payable on the securities at maturity and the market value of the securities before that date. The amount payable on the securities and its market value could also be affected if the Fund Sponsor changes these policies, for example, by changing the manner in which it calculates the Fund's net asset value, or if the Fund Sponsor discontinues or suspends calculation or publication of the Fund's net asset value, in which case it may become difficult to determine the market value of the securities. If events such as these occur or if the Closing Level of the Fund is not available on the relevant Valuation Date because of a market disruption event or for any other reason, the Calculation Agent may determine the Closing Level of the Fund on the relevant Valuation Date and thus the amount payable on the Maturity Date in a manner it considers appropriate in its sole discretion. We describe the discretion that the Calculation Agent will have in determining the Closing Levels on the Valuation Date and the amount payable on the securities more fully below under "We or our affiliates may have economic interests adverse to those of the holders of the securities," and in the accompanying pricing supplement.

Anti-dilution protection is limited.

The Calculation Agent will make adjustments to the Share Adjustment Factor applicable to a Fund for certain events affecting the Fund. The Calculation Agent is not required, however, to make such adjustments in response to all actions. If such an event occurs and the Calculation Agent is not required to make an adjustment, the value of the securities may be materially and adversely affected. See "Description of Securities — Anti-Dilution Adjustments for Funds" for further information.

We or our affiliates may have economic interests adverse to those of the holders of the securities.

Deutsche Bank AG and other affiliates of ours trade the components underlying any Underlying or Basket Component and other financial instruments related to the Underlying or Basket Component and its components on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Underlying or Basket Component. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the securities. Any of these trading activities could potentially affect the level of the Underlying or Basket Components and, accordingly, could affect the value of the securities and the amount payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with companies whose stocks are included in an equity based Underlying or Basket Component, including extending loans to, making equity investments in, or providing advisory services to, them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies whose stocks are included in the Underlying or Basket Component. Any prospective purchaser of securities should undertake such independent investigation of each company whose stock is included in the Underlying or Basket Component as in its judgment is appropriate to make an informed decision with respect to an investment in the securities.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the level of the Underlying or Basket Component or the components underlying any Underlying or Basket Component. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities. We or our affiliates, are active participants in the commodities and currency markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodity or currency transactions and such transactions may have a negative impact on any Underlying or Basket Component with commodity or currency components.

We may have hedged our obligations under the securities directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may affect the market price of the components underlying the Underlying or Basket Components and the level of the Underlying or Basket Components and, therefore, adversely affect the market value of the securities. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the securities declines.

Deutsche Bank AG, London Branch will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Closing Levels, the Underlying Return and the amount that we will pay you at maturity. The Calculation Agent will also be responsible for determining whether a market disruption event or force majeure event has occurred, whether an Underlying or Basket Component has been discontinued and whether there has been a material change in the method of calculation of the Underlying or Basket Components. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the securities, which may affect your return on the securities, particularly where Deutsche Bank AG, London Branch, as the Calculation Agent, is entitled to exercise discretion.

Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG may affect the market value of the securities.

Deutsche Bank AG or any of its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities. Any such research, opinions or recommendations could affect the value of the Underlying or Basket Component, and therefore the market value of the securities.

Holdings of the securities by our affiliates and future sales may affect the price of the securities.

Certain of our affiliates may purchase some of the securities for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the securities held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the securities may fall. The negative effect of such sales on the prices of the securities could be more pronounced if secondary trading in the securities is limited or illiquid.

The inclusion in the original issue price of each agent's commission and the expected cost of hedging our obligations under the securities directly or through one or more of our affiliates is likely to adversely affect the value of the securities prior to maturity.

While the payment at maturity will be based on the Face Amount of your securities as described in the relevant pricing supplement, the original issue price of the securities includes each agent's commission and the expected cost of hedging our obligations under the securities directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you in secondary market transactions will likely be lower than the original issue price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates as a result of such compensation or other transaction costs.

Hedging and trading activity by us or our affiliates could adversely affect the value of the securities.

Deutsche Bank AG and other affiliates of ours will carry out hedging activities related to the securities (and possibly to other instruments linked to the Underlying, Basket Components or their component stocks), including trading in the stocks that constitute the Underlying or Basket Components as well as in other instruments related to the Underlying, Basket Components or their underlying stocks. Deutsche Bank AG and some of our other subsidiaries also trade the stocks that constitute the Underlying or Basket Components and other financial instruments related to the Underlying or Basket Components and the stocks that constitute the Underlying or Basket Components on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the trade date could potentially affect the Initial Underlying Level and, therefore, could increase the value at which the Underlying or Basket Underlying must close on the Observation Date or on the Averaging Dates before you receive a payment at maturity that exceeds your initial investment. Additionally, such hedging or trading activities during the term of the securities could adversely affect the value of the Underlying or Basket Component on the Observation Date or on the Averaging Dates, and, accordingly, the amount of cash you will receive at maturity.

Market disruptions may adversely affect your return.

The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Underlying on any day during the Observation Period or from calculating the amount that we are required to pay you at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that one or more of the Valuation Dates and the Maturity Date will be postponed and your return will be adversely affected.

The U.S. federal income tax consequences of an investment in the securities are unclear.

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the securities are uncertain and no assurance can be given that the IRS or a court will agree with the treatment of the securities as prepaid financial contracts, as described in the section of this product supplement entitled "Certain U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. As described in "Certain U.S. Federal Income Tax Consequences," on December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF SECURITIES

> *The following description of the terms of the securities supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate underlying supplement, term sheet or pricing supplement, as the case may be, will describe the index or exchange traded fund, or a basket of indices and/or exchange traded funds to which the securities will be linked and a separate pricing supplement will describe the terms that apply specifically to the securities, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant underlying supplement and pricing supplement. Unless otherwise specified in the relevant pricing supplement, the term "security" refers to one of our Barrier Bonus Securities Linked to an Index or Exchange Traded Fund, or a Basket of Indices and/or Exchange Traded Funds.*

General

The securities are senior unsecured obligations of Deutsche Bank AG that are linked to one or more underlying indices (an "**Index**") or funds (a "**Fund**") or basket of Indices and/or Funds (in such case, the "**Basket**"). An "**Underlying**" is an Index, Fund or Basket, as specified in the relevant pricing supplement. The securities are a series of notes referred to in the accompanying prospectus supplement, prospectus and the relevant underlying supplement and pricing supplement. The securities will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar. The securities do not provide for coupon payments and may not guarantee a full return of your initial investment prior to maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Underlying calculated as set forth in the relevant pricing supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency. *In addition, the securities are not guaranteed under the Federal Deposit Insurance Company's Temporary Liquidity Guarantee Program.*

The securities are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The securities will be issued in denominations that will be specified in the relevant pricing supplement. The securities will be represented by one or more permanent global securities registered in the name of The Depository Trust Corporation ("**DTC**") or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the securities will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document should be read as supplementing those described herein, in the relevant underlying supplement and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein, in the relevant underlying supplement or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement shall control.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the securities on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the securities entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding securities by tender, in open market transactions or by private agreement.

Certain Defined Terms

Each term listed below has the meaning given to it for the purpose of this product supplement and the relevant pricing supplement, unless the context otherwise requires or the relevant pricing supplement gives the term a different meaning.

Averaging Dates means the dates specified in the relevant pricing supplement.

Barrier Event means either an Intra-Day Barrier Event or Closing Barrier Event, as specified in the relevant pricing supplement.

The relevant pricing supplement may specify another method for monitoring the Underlying, for purposes of determining whether the Underlying has increased or decreased beyond the relevant barrier. For example, the relevant pricing supplement may specify weekly monitoring of the Underlying.

Basket Component means each Fund or Index included in a Basket.

Bonus means an amount of the Face Amount, which may be determined by applying a specified percentage of the Face Amount. The Bonus will be specified in the relevant pricing supplement.

Business Day means unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

Closing Barrier Event means:

(a) *if the relevant pricing supplement specifies an Upper Barrier*:

the Closing Level of the Underlying exceeds or, if specified in the relevant pricing supplement, equals, the Upper Barrier on any day during the Observation Period; or

(b) *if the relevant pricing supplement specifies a Lower Barrier*:

the Closing Level of the Underlying falls below or, if specified in the relevant pricing supplement, equals, the Lower Barrier on any day during the Observation Period.

Closing Level means:

(a) for an Index, the closing level of such Index on the relevant date of calculation;

(b) for a Fund, the Closing Price of one share of the Fund on the relevant date of calculation, multiplied by the then-current Share Adjustment Factor applicable to the Fund; and

(c) for a Basket, the closing level of the Basket, calculated in accordance with the formula set forth in the relevant pricing supplement, on the relevant date of calculation.

Closing Price for one share of a Fund on any Trading Day means:

- if the Fund is listed or admitted to trading on a U.S. national securities exchange, the last reported sale price for one share of the Fund, regular way, of the principal trading session on such day on the principal U.S. national securities exchange registered under the Exchange Act, on which the Fund is listed or admitted to trading,

- if the Fund is listed or admitted to trading on any U.S. national securities exchange but the last reported sale price is not available pursuant to the preceding bullet point, the last reported sale price for one share of the Fund of the principal trading session on the over-the-counter market as reported on the Nasdaq National Market or the OTC Bulletin Board operated by the Financial Institution Regulatory Authority on such day, or

- if the Fund is not listed or admitted to trading on any U.S. national securities exchange but is included in the OTC Bulletin Board, the last reported sale price for one share of the Fund of the principal trading session on the OTC Bulletin Board on such day.

Commodity Based, when referring to an Underlying or a Basket Component, means that the Underlying or Basket Component tracks commodity-linked instruments, as determined by the Calculation Agent.

Common Index Business Day means a day that is an Index Business Day for all Currency Based Basket Components.

Common Trading Day means a day that is a Trading Day for all Basket Components.

Currency Based, when referring to an Underlying or a Basket Component, means that the Underlying or Basket Component tracks currency-linked instruments, as determined by the Calculation Agent.

Equity Based, when referring to an Underlying or a Basket Component, means that the Underlying or Basket Component tracks or is composed of equity securities, as determined by the Calculation Agent.

Exchange Traded Instrument means a futures contract relating to a commodity which is tracked in a Commodity Based Underlying or Basket Component.

Ending Basket Level means the Closing Level of the Basket on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Basket on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.

Ending Fund Level means the Closing Level of the Fund on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Fund on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.

Ending Index Level means the Closing Level of the Index on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Index on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.

Ending Underlying Level means one of the following, as applicable:

- Ending Basket Level

- Ending Index Level

- Ending Fund Level

Face Amount of the Securities (or "**Face Amount**") means the denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

Final Valuation Date means the date specified in the relevant pricing supplement.

Index Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London, United Kingdom.

Initial Basket Level means the Closing Level of the Basket on the trade date (the trade date will be specified in the relevant pricing supplement), or such other level as specified in the relevant pricing supplement.

Initial Fund Level means the Closing Level of the Fund on the trade date, or such other level as specified in the relevant pricing supplement.

Initial Index Level means the Closing Level of the Index on the trade date, or such other level as specified in the relevant pricing supplement.

Initial Underlying Level means one of the following, as applicable:

- Initial Basket Level

- Initial Index Level

- Initial Fund Level

Intra-Day Barrier Event means:

(a) *if the relevant pricing supplement specifies an Upper Barrier*:

the Intra-Day Level of the Underlying exceeds or, if specified in the relevant pricing supplement, equals, the Upper Barrier during any Trading Day during the Observation Period; or

(b) *if the relevant pricing supplement specifies a Lower Barrier*:

the Intra-Day Level of the Underlying falls below or, if specified in the relevant pricing supplement, equals, the Lower Barrier during any Trading Day during the Observation Period.

Intra-Day Level means:

(a) for an Index, level of such Index at any time during the relevant date of calculation;

(b) for a Fund, the Intra-Day Price of one share of such Fund during the relevant date of calculation, multiplied by the then current Share Adjustment Factor applicable to the Fund; and

(c) for a Basket, the level of such Basket during the relevant date of calculation, calculated in accordance with the formula set forth in the relevant pricing supplement.

Intra-Day Price for one share of a Fund at any time during any Trading Day (including at the close) means:

- if the Fund is listed or admitted to trading on a national securities exchange (other than the NASDAQ Stock Market), the most recently reported sale price of one share of the Fund, regular way, at such time during the principal trading session on such day on the principal national securities exchange registered under the Exchange Act on which the Fund (or any such other security) is listed or admitted to trading,

- if the Fund is a security of the NASDAQ Stock Market, the most recently reported sale price of one share of the Fund, regular way, at such time during the principal trading session on such day quoted by the NASDAQ Stock Market, or

- if the Fund is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service operated by the FINRA, the most recently reported sale price of one share of the Fund at such time during the principal trading session on the OTC Bulletin Board Service on such day.

Issue Price means 100% of the Face Amount, unless otherwise specified in the relevant pricing supplement.

Lower Barrier means a level of the Underlying equal to a percentage of the Initial Underlying Level or a fixed level of the Underlying, as specified in the relevant pricing supplement.

Observation Period means the period of Trading Days (for Equity Based and Commodity Based Underlyings and Basket Components) or Business Days (for Currency Based Underlyings and Basket Components) on which no Market Disruption Event or Force Majeure Event occurs, commencing on (and including) the trade date to (and including) the Final Valuation Date or the last Averaging Date, as applicable.

Participation Rate means the factor specified in the relevant pricing supplement by which any percentage increase in the Underlying above the Initial Underlying Level is multiplied.

Relevant Exchange means:

(a) for each Equity Based Underlying or Basket Component or for a Fund separately, the primary organized exchanges or markets of trading for (i) any security then included in, or, for a Fund, any security issued by, such Underlying or Basket Component, or (ii) any futures or options contract or fund related to such Underlying or Basket Component or to any security then included in, or, for a Fund, any security of, such Underlying or Basket Component; and

(b) for each Exchange Traded Instrument included in a Commodity Based Underlying or Basket Component, the exchange specified for the Exchange Traded Instrument or its successor.

Share Adjustment Factor for each Underlying or Basket Component that is a Fund means, unless otherwise specified in the relevant pricing supplement, 1.0, subject to adjustments as described under "— Anti-Dilution Adjustments for Funds" below.

Trading Day means:

(a) for each Equity Based Underlying or Basket Component separately or for a Fund, a day, as determined by the Calculation Agent, on which trading is generally conducted on each Relevant Exchange for the Underlying or Basket Component;

(b) for each Exchange Traded Instrument underlying a Commodity Based Underlying or Basket Component separately, a day, as determined by the Calculation Agent, on which each Relevant Exchange for such Exchange Traded Instrument is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time; and

Underlying Cap means a level of the Underlying equal to a percentage of the Initial Underlying Level or a fixed level of the Underlying, as specified in the relevant pricing supplement.

Underlying Return means:

$$\frac{\text{Ending Underlying Level} - \text{Initial Underlying Level}}{\text{Initial Underlying Level}}$$

When used in the relevant pricing supplement, the Underlying Return will be referred to as the "Basket Return," "Fund Return" or "Index Return," as applicable.

Upper Barrier means a level of the Underlying equal to a percentage of the Initial Underlying Level or a fixed level of the Underlying, as specified in the relevant pricing supplement.

Payment at Maturity

The securities do not guarantee the return of your initial investment and do not pay periodic coupon payments. Instead, at maturity, you will receive a cash amount at maturity, if any, based on the performance of the Underlying, as described below.

The relevant pricing supplement may specify an alternative payment at maturity calculation which applies to a specific issuance of securities. If this is the case, the pricing supplement will set out in full how your payment at maturity is calculated.

At maturity, you will receive a cash payment, for each note, of the Face Amount plus the Additional Amount, which may be negative, subject to the credit of the Issuer.

The **Additional Amount**, unless otherwise specified in the relevant pricing supplement, will be calculated as follows:

- If a Barrier Event has not occurred, the Additional Amount will be equal to the greater of:

    (i) Face Amount x (Participation Rate x Underlying Return), subject to any Underlying Cap, and

    (ii) Face Amount x Bonus

- If a Barrier Event has occurred, the Additional Amount will be equal to:

    Face Amount x Underlying Return, subject to any Underlying Cap

The Additional Amount may be negative.

Adjustments to Valuation Dates and Payment Dates

A **Valuation Date** is any Final Valuation Date, Averaging Date, trade date (as that term is defined in the relevant pricing supplement) or other date specified in the pricing supplement on which a value for an Underlying is required and is subject to adjustment as described below.

Upon an adjustment to a Valuation Date other than a trade date, the Maturity Date or any other date on which a payment is made to the holder of the securities based on the value of an Underlying on a Valuation Date (together with a Maturity Date, a "**Payment Date**") will be adjusted as well. Payment Dates will also be adjusted if they are not Business Days or Index Business Days, as applicable.

As used in the following sections, "Underlying" refers to an individual Index or Fund to which a security is linked. For Underlyings that make up a Basket, adjustments for Market Disruption Events or Force Majeure Events will be applied to the individual Basket Components.

The relevant pricing supplement may specify an alternative method of adjustment to Valuation Dates and Payment Dates which applies to a specific issuance of securities. If this is the case, the pricing supplement will set out in full how the adjustments will occur.

If a note is issued with a term (from but excluding the settlement date to and including the Maturity Date, each as specified in the relevant pricing supplement) of one year or less, the provisions which follow will apply but the Valuation Date and the Maturity Date will not adjust so that the term (calculated as described above) is greater than one year.

Equity Based Underlyings or Basket Components

Adjustments to Valuation Dates

For Underlyings or Baskets composed exclusively of Basket Components which are Equity Based, the following adjustments will be made for Market Disruption Events and non-Trading Days or non-Common Trading Days, as applicable.

If:

(a) a Valuation Date is not a Trading Day or, for a Basket, a Common Trading Day; or

(b) a Market Disruption Event for an Underlying or any Basket Component occurs or is continuing on a Valuation Date,

then the applicable Valuation Date for the Underlying or the Basket, as applicable, will be postponed to the immediately succeeding Trading Day, or, for a Basket, Common Trading Day, on which no Market Disruption Event for an Underlying or any Basket Component occurs or is continuing. The Valuation Date will not be postponed later than the tenth scheduled Trading Day or, for a Basket, scheduled Common Trading Day, after the Valuation Date (the "**Tenth Day**").

If:

(a) the Tenth Day is not a Trading Day, or, for a Basket, a Common Trading Day; or

(b) a Market Disruption Event for an Underlying or any Basket Component occurs or is continuing on the Tenth Day,

then, on the Tenth Day the Calculation Agent will determine the Closing Level of,

(x) the Underlying; or

(y) any Basket Component for which the Tenth Day is not a Trading Day or for which a Market Disruption Event occurs or is continuing on the Tenth Day (a "**disrupted Basket Component**"),

using the formula for, and method of calculating, the Closing Level last in effect prior to the commencement of the Market Disruption Event or initial non-Trading Day for the Underlying or each disrupted Basket Component, using the closing level of each constituent of the Underlying or Basket Component (or, if trading in the relevant constituents has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing level that would have prevailed but for such suspension or limitation or non-Trading Day) on the Tenth Day, and/or, for a Fund, and at the Calculation Agent's discretion, the mean, as determined by the Calculation Agent, of the bid prices for shares of the Fund on the Tenth Day obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent. (Bids of Deutsche Bank Securities Inc. or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the bids obtained.)

For a Basket, the Calculation Agent will then calculate the Closing Level for the Basket using:

(a) for non-disrupted Basket Components, the published Closing Levels of such Basket Components on the Tenth Day; and

(b) for disrupted Basket Components, the Calculation Agent's determination of the Closing Levels of such Basket Components.

Consequences for Adjustments to Valuation Dates

If the scheduled Payment Date is not a Business Day, then the Payment Date will be the next succeeding Business Day following such scheduled Payment Date. If, due to a Market Disruption Event or otherwise, the Final Valuation Date or final Averaging Date is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Payment Date, the Payment Date will be the third Business Day following such Final Valuation Date or final Averaging Date, as postponed.

Market Disruption Events

With respect to an Equity Based Underlying or Basket Component, a "**Market Disruption Event**" means a determination by the Calculation Agent in its sole discretion that the occurrence of continuance of one or more of the following events materially interfered or interferes with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the securities:

- for an Underlying or Basket Component which is a Fund, the occurrence or existence of a suspension, absence or material limitation of trading in shares of the Fund on the Relevant Exchange for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market; or a breakdown or failure in the price and trade reporting systems of the Relevant Exchange as a result of which the reported trading prices for the Fund shares during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate;

- a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) on the Relevant Exchanges for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such Relevant Exchanges; or

- a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) during the one hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts or exchange traded funds related to the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts or exchange traded funds.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) shall be based on a comparison of:

- the portion of the level of the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor) attributable to that security, relative to

- the overall level of the Underlying or Basket Component (or the relevant successor Underlying or Basket Component) or an index which underlies a Fund (or its relevant successor),

in each case, immediately before that suspension or limitation.

For purposes of determining whether a Market Disruption Event has occurred:

- a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts or exchange traded funds on the Index by the primary securities market trading in such contracts or funds by reason of:

  - a price change exceeding limits set by such exchange or market;

  - an imbalance of orders relating to such contracts or funds; or

  - a disparity in bid and ask quotes relating to such contracts or funds

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange traded funds related to the Index; and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts or exchange traded funds related to the Underlying or Basket Component are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

Commodity Based Underlyings and Basket Components

Adjustments to Valuation Dates for Commodity Based Underlyings or Basket Components

For Underlyings or Baskets composed exclusively of Basket Components which are Commodity Based, the following adjustments will be made for Market Disruption Events and non-Trading Days.

If a Market Disruption Event or a Force Majeure Event affecting one or more Exchange Traded Instruments included in an Underlying or Basket Component is in effect on a Valuation Date or if any Valuation Date is not a Trading Day with regard to any Exchange Traded Instrument, the Calculation Agent will calculate the Closing Level of the Underlying or Basket Component for the Valuation Date using:

(a) for each Exchange Traded Instrument, the weight of the Exchange Traded Instrument within the Commodity Based Underlying or Basket Component on the Valuation Date;

(b) for each Exchange Traded Instrument for which the Valuation Date was a Trading Day and which did not suffer a Market Disruption Event or a Force Majeure Event on such day, the closing price for such Exchange Traded Instrument on that day; and

(c) subject to the following paragraph, for each Exchange Traded Instrument for which the Valuation Date was not an Trading Day or which suffered a Market Disruption Event or a Force Majeure Event on such Valuation Date, the closing price for the Exchange Traded Instrument on the immediately succeeding Trading Day for such Exchange Traded Instrument on which no Market Disruption Event or a Force Majeure Event occurs or is continuing with respect to or affecting such Exchange Traded Instrument (a "**Good Day**").

If a Good Day does not occur by:

(x) the scheduled Trading Day after a trade date (as that term is defined in the pricing supplement); or

(y) the tenth scheduled Trading Day after the scheduled Valuation Date (other than a trade date),

then the Calculation Agent will determine and use in calculating the Closing Level of the Underlying or Basket Component the closing price for the affected Exchange Traded Instrument on the scheduled Trading Day after the Trade Date or the tenth scheduled Trading Day (as applicable) in good faith and in a commercially reasonable manner.

Consequences for Adjustments to Valuation Dates for Commodity Based Underlyings or Basket Components

If an adjustment is made for Market Disruption Events and non-Trading Days, and the date as of which the Calculation Agent determines the Closing Level of an Underlying or Basket Component falls less than three Business Days prior to the scheduled Payment Date, as applicable, corresponding to such Valuation Date, such Payment Date, as applicable, will be postponed to the third Index Business Day following the date as of which the Calculation Agent determines the Closing Level of the Underlying or Basket Component for such Valuation Date. If a scheduled Payment Date is not an Index Business Day, such Payment Date will be postponed to the next succeeding Index Business Day, subject to postponement in the event that a Market Disruption Event or Force Majeure Event exists on the applicable Valuation Date as described above.

Market Disruption Events for Commodity Based Underlyings or Basket Components

If the sponsor of a Commodity Based Underlying or Basket Component ("**Sponsor**") is required on an Index Business Day to calculate the closing price for any Exchange Traded

Instrument in a manner different than the typical practice due to the occurrence or continuance of an event, other than a Force Majeure Event (as defined below), then such event will be a "**Market Disruption Event**" with respect to such Exchange Traded Instrument.

The Sponsor will not calculate the Closing Level of a Commodity Based Underlying or Basket Component in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Sponsor and that the Sponsor determines, in its discretion, affects the Underlying or Basket Component or any commodity underlying an Exchange Traded Instrument (a "**Force Majeure Event**"). If a Force Majeure Event occurs on an Index Business Day, the Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the Closing Level; or (ii) defer publication of information relating to the Underlying or Basket Component until the next Index Business Day on which it determines that no Force Majeure Event exists.

Currency Based Underlyings and Basket Components

Adjustments to Valuation Dates for Currency Based Underlyings or Basket Components

For Underlyings or Baskets composed exclusively of Basket Components which are Currency Based, the following adjustments will be made for Market Disruption Events, Force Majeure Events and non-Index Business Days.

If:

(a) a Valuation Date is not an Index Business Day or, for a Basket, a Common Index Business Day; or

(b) a Market Disruption Event or Force Majeure Event for an Underlying or any Basket Component occurs or is continuing on a Valuation Date,

then the applicable Valuation Date for the Underlying or the Basket, as applicable, may, in the discretion of the Calculation Agent, be postponed to the immediately succeeding Index Business Day, or, for a Basket, Common Index Business Day, on which no Market Disruption Event or Force Majeure Event for an Underlying or any Basket Component occurs or is continuing. The Valuation Date will not be postponed later than the tenth scheduled Index Business Day or, for a Basket, scheduled Common Index Business Day, after the Valuation Date (the "**Tenth Day**").

If:

(a) the Tenth Day is not an Index Business Day, or, for a Basket, a Common Index Business Day; or

(b) a Market Disruption Event or Force Majeure Event for an Underlying or any Basket Component occurs or is continuing on the Tenth Day,

then, on the Tenth Day the Calculation Agent will determine the Closing Level of,

(x) the Underlying; or

(y) any Basket Component for which the Tenth Day is not a Index Business Day or for which a Market Disruption Event or Force Majeure Event occurs or is continuing on the Tenth Day (a "**disrupted Basket Component**"), using the formula for, and method of calculating, the Closing Level last in effect prior to the commencement of the Market Disruption Event, Force Majeure Event or initial non-Index Business Day for the Underlying or each disrupted Basket Component, using the level of each constituent of the Underlying or Basket Component (or, if trading in the relevant constituents has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the level of each constituent that would have prevailed but for such suspension or limitation or non-Index Business Day) on the Tenth Day.

For a Basket, the Calculation Agent will then calculate the Closing Level for the Basket using:

(a) for non-disrupted Basket Components, the published Closing Levels of such Basket Components on the Tenth Day; and

(b) for disrupted Basket Components, the Calculation Agent's determination of the Closing Levels of such Basket Components.

Consequences for Adjustments to Valuation Dates for Currency Based Underlyings or Basket Components

If the scheduled Payment Date is not a Business Day, then the Payment Date will be the next succeeding Business Day following such scheduled Payment Date. If the Final Valuation Date or final Averaging Date is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Payment Date, the Payment Date will be the third Business Day following such Final Valuation Date or final Averaging Date, as postponed.

Market Disruption Events and Force Majeure Events for Currency Based Underlyings or Basket Components

With respect to a Currency Based Underlying or Basket Component, a "**Market Disruption Event**" means any of the following:

• A currency exchange rate used in the calculation of the Underlying or Basket Component splits into dual or multiple exchange rates;

• An event occurs that generally makes it impossible to convert a currency used in the calculation of the Underlying or Basket Component (an "**Index Currency**") into U.S. dollars in the home country for such Index Currency (the "**Index Currency Jurisdiction**") through customary legal channels;

• An event occurs that generally makes it impossible to deliver U.S. dollars from accounts inside an Index Currency Jurisdiction to accounts outside that Index Currency Jurisdiction, or to deliver an Index Currency between accounts inside the Index Currency Jurisdiction for such Index Currency or to a party that is a non-resident of the relevant Index Currency Jurisdiction;

• The occurrence of a default, event of default or other similar condition or event with respect to any security or indebtedness of, or guaranteed by, any governmental authority in relation to an Index Currency;

- Any change in, or amendment to, the laws or regulations prevailing in the Index Currency Jurisdiction in respect of any Index Currency, or any change in any application or official interpretation of such laws or regulations, or any other governmental action that the Calculation Agent determines may cause another market disruption event to occur or that leads or may lead to the introduction of a currency peg regime;

- The occurrence of an event that makes it impossible or not reasonably practicable to obtain a firm quote for a currency exchange rate relevant to the Underlying or Basket Component;

- Any nationalization, confiscation, expropriation, requisition or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the relevant jurisdiction;

- The sponsor of the Underlying or Basket Component determines that there is a material difference in a relevant currency rate as determined by reference to the rate source for the Underlying or Basket Component and any other market source;

- It becomes impossible to obtain a relevant currency exchange rate, either from the source for that rate or by the sponsor of the Underlying or Basket Component itself acting in good faith in a commercially reasonable manner;

- The sponsor of the Underlying or Basket Component determines that Deutsche Bank AG or any of its affiliates would be unable, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any hedge position relating to any securities or other relevant transactions linked to the Underlying or Basket Component, or to realize, recover or remit the proceeds of any such transactions (such an event, a "**Hedging Disruption Event**");

- Any other event which means the Sponsor of the Underlying or Basket Component fails to publish the Closing Level of the Underlying or Basket Component; and

- Any event that the sponsor of the Underlying or Basket Component determines may lead to any of the foregoing events.

In addition, the Sponsor will not calculate the Closing Level in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Sponsor and that the Sponsor determines, in its discretion, affects the Index or any Index Currency (a "**Force Majeure Event**"). If a Force Majeure Event occurs on any Business Day, the Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the Index Closing Level; or (ii) defer publication of information relating to the Index until the next Business Day on which it determines that no Force Majeure Event exists.

Hybrid Baskets

If a Basket contains a mix of Equity Based, Commodity Based or Currency Based Basket Components (a "**hybrid Basket**"), the Valuation Date for each Basket Component will be adjusted in accordance with the provisions set out above. If there are two or more Basket Components which are Equity Based, Commodity Based or Currency Based, the Valuation Date for those Basket Components will be adjusted as if the Basket Components formed a Basket by themselves.

If the scheduled Payment Date for a hybrid Basket is not a Business Day, then the Payment Date will be the next succeeding Business Day following such scheduled Payment Date. If, due to a Market Disruption Event occurring with respect to any Basket Component or otherwise, the Final Valuation Date or final Averaging Date for any Basket Component is postponed so that it falls on a day that is less than three Business Days prior to the scheduled Payment Date, the Payment Date will be the third Business Day following the last Final Valuation Date or final Averaging Date, as postponed, to occur for the Basket Components.

Changes to Underlyings and Basket Components

Change in the Methodology of a Commodity Based Index

The Sponsor of an Index which is Commodity Based may modify the methodology used to determine the Index as it deems appropriate if the Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any commodity to which an Exchange Traded Instrument is linked or an Exchange Traded Instrument). The Sponsor may also make modifications to the terms of the Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the Index closing level. The Sponsor will publish notice of any such modification or change and the effective date thereof as described above.

Change in Methodology and Correction of a Currency Based Index

The Sponsor of an Index which is Currency Based may modify the methodology used to determine the Index as it deems appropriate if the Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Index currency). The Sponsor may also make modifications to the terms of an Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the closing level of the Index.

If the level of any Index made available on a Business Day is subsequently corrected by the Sponsor no later than two Business Days after the Business Day on which the original Closing Level was made available, the Sponsor may, at its discretion, make such adjustments to the Closing Level affected by such correction, acting in good faith and in a commercially reasonable manner.

Index Adjustments and Cancellations of a Currency Based Index

If a Force Majeure Event or a Hedging Disruption Event occurs in respect of the Currency Based Index, the Sponsor may adjust the Index, amend the methodology of the Index, delay the calculation of the closing level of the Index or cancel and permanently cease to calculate the Index.

Discontinuation of an Index; Alteration of Method of Calculation

If the Sponsor of an Index discontinues publication of the Index and the Sponsor or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued index (such index being referred to herein as a "**Successor Index**"), then any Closing Level will be determined by reference to the level of such Successor Index at the close of trading on the relevant exchange or market for the Successor Index on any date on which a value for the Index must be taken for the purposes of the security, including any Valuation Date ("**Relevant Date**").

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the securities.

If the Sponsor discontinues publication of the Index prior to, and such discontinuance is continuing on, any Relevant Date, and the Calculation Agent determines, in its sole discretion, that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to and such discontinuation is continuing on such Relevant Date, then the Calculation Agent will determine the Index Closing Level for such date. The Index Closing Level will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Index, or Successor Index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Index, or Successor Index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index, or Successor Index, as applicable, may adversely affect the value of the securities.

If at any time the method of calculating the Index, or a Successor Index, or the level thereof, is changed in a material respect, or if the Index, or a Successor Index is in any other way modified so that such Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index, or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent will, at the close of business in New York City on each date on which the Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a stock index comparable to the Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Closing Level with reference to the Index, or such Successor Index, as adjusted. Accordingly, if the method of calculating the Index, or a Successor Index, is modified so that the level of the Index or such Successor Index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Index or such Successor Index), then the Calculation Agent will adjust the Index or such Successor Index in order to arrive at a level of the Index or such Successor Index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Discontinuance of a Fund and/or its Tracked Index; Alteration of Method of Calculation

If a Fund is liquidated or otherwise terminated (a "**Liquidation Event**"), then any level of the Fund required for the purposes of the securities will be determined by the Calculation Agent and will be deemed to equal the product of (i) the closing level of the index which the Fund seeks to track (the "**Tracked Index**") (or any successor index to the Tracked Index, as described below) on any Relevant Date (taking into account any material changes in the method of calculating the Tracked Index following such Liquidation Event) times (ii) a fraction, the numerator of which is the closing price of the Fund and the denominator of which is the closing level of the Tracked

Index (or any Successor Tracked Index, as described below), each determined as of the last day prior to the occurrence of the Liquidation Event on which a closing price of the Fund was available.

If the Sponsor of the Tracked Index discontinues publication of the Tracked Index and the Sponsor or another entity publishes a successor or substitute index that the Issuer, as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Tracked Index (such index being referred to herein as a "**Successor Tracked Index**"), then any subsequent closing level following a Liquidation Event will be determined by reference to the published value of such Successor Tracked Index at the regular weekday close of trading on any Trading Day on which the closing level is relevant to the payment at maturity.

Upon any selection by the Calculation Agent of a Successor Tracked Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to DTC, as holder of the security, within three Trading Days of such selection. We expect that such notice will be passed on to you, as a beneficial owner of the security, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the Sponsor discontinues publication of the Tracked Index prior to, and such discontinuance is continuing on, the Relevant Date following a Liquidation Event and the Issuer, as the Calculation Agent, determines, in its sole discretion, that no Successor Tracked Index is available at such time, then the Calculation Agent will determine the closing level of the Tracked Index for such date. Such closing level will be computed by the Calculation Agent in accordance with the formula for calculating the Tracked Index last in effect prior to such discontinuance, using the closing level (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing level that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the relevant exchange on the Relevant Date of each security most recently composing the Tracked Index without any rebalancing or substitution of such securities following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the Tracked Index may adversely affect the value of the securities.

Anti-dilution Adjustments for Funds

Share Splits and Reverse Share Splits

If the shares of a Fund are subject to a share split or reverse share split, then once such split has become effective, the Share Adjustment Factor, which will initially be set at 1.0, will be adjusted so that the new Share Adjustment Factor shall equal the product of:

(a) the prior Share Adjustment Factor, and

(b) the number of shares which a holder of one share of a Fund before the effective date of the share split or reverse share split would have owned or been entitled to receive immediately following the applicable effective date.

Share Dividends or Distributions

If a Fund is subject to a share dividend, *i.e.*, an issuance of additional shares of a Fund that is given ratably to all or substantially all holders of shares of a Fund, then, once the dividend or distribution has become effective and the shares of a Fund are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the prior Share Adjustment Factor plus the product of:

(a) the prior Share Adjustment Factor, and

(b) the number of additional shares issued in the share dividend or distribution with respect to one share of a Fund.

Non-cash Distributions

If a Fund distributes shares of capital stock, evidences of indebtedness or other assets or property of a Fund to all or substantially all holders of shares of a Fund (other than (i) share dividends or distributions referred to under "— Share Dividends or Distributions" above and (ii) cash dividends referred to under "— Extraordinary Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of a Fund are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

(a) the prior Share Adjustment Factor, and

(b) a fraction, the numerator of which is the Current Market Price of one share of a Fund and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "**Current Market Price**" of a Fund means the arithmetic average of the closing prices of one share of a Fund for the ten Trading Days prior to the Trading Day immediately preceding the ex-dividend date of the distribution requiring an adjustment to the Share Adjustment Factor.

"**Ex-dividend date**" means the first Trading Day on which transactions in the shares of a Fund trade on the Relevant Exchange without the right to receive that cash dividend or other cash distribution.

The "**Fair Market Value**" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the Calculation Agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Extraordinary Cash Dividends or Distributions

A dividend or other distribution consisting exclusively of cash to all or substantially all holders of shares of a Fund will be deemed to be an extraordinary cash dividend if its per share value exceeds that of the immediately preceding non-extraordinary cash dividend, if any, for a Fund by an amount equal to at least 10% of the closing price of a Fund on the first Trading Day immediately preceding the ex-dividend date.

If an extraordinary cash dividend occurs, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

(a) the prior Share Adjustment Factor, and

(b) a fraction, the numerator of which is the Closing Price of a Fund on the Trading Day before the ex-dividend date and the denominator of which is the amount by which that Closing Price exceeds the extraordinary dividend amount.

Calculation Agent

Deutsche Bank AG, London Branch will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Closing Levels and Payment Return and the payment at maturity on the securities. In addition, the Calculation Agent will determine whether there has been a Market Disruption Event, Force Majeure Event or a discontinuation of any of the Underlyings or Basket Components and whether there has been a material change in the method of calculating any of the Underlyings or Basket Components. All determinations made by the Calculation Agent will be at its sole discretion and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day preceding the Maturity Date.

All calculations with respect to the Closing Levels and Payment Return will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per security at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate Face Amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities — Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the securities.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per security upon any acceleration of the securities shall be determined by the Calculation Agent and shall be an amount in cash equal to the amount payable at maturity per security as described under the caption "Description of Securities — Payment at Maturity," calculated as if the date of acceleration were the Final Valuation Date. If the securities have successive Averaging Dates, then the Business Days immediately preceding the date of acceleration shall be the corresponding Averaging Dates. If the securities have scheduled Averaging Dates that are not all on successive Business Days, then the amount due and payable will be calculated as though the Closing Levels of the Underlying for any Averaging Dates scheduled to occur on or after such date of acceleration were the Closing Levels of the Underlying on the date of acceleration.

If the maturity of the securities is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge and Defeasance" are not applicable to the securities, unless otherwise specified in the relevant pricing supplement.

Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the securities. The securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities certificates, representing the total aggregate Face Amount of the securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Securities — Form, Legal Ownership and Denomination of Securities."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the securities will be payable and the transfer of the securities will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the securities. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the securities will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences of ownership and disposition of the securities.

The following discussion only applies to an investor who holds the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly retroactively. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the securities as a part of a hedging transaction, straddle, conversion or other integrated transaction, U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar, or any individual non-U.S. investor who is present in the United States for 183 days or more in a taxable year in which the investor's securities are sold or retired.

In addition, we will not attempt to ascertain whether any entity included in or constituting any Underlying or Basket Component would be treated as a "passive foreign investment company" (a "**PFIC**") within the meaning of Section 1297 of the Code or as a "U.S. real property holding corporation" (a "**USRPHC**") within the meaning of Section 897 of the Code. If one or more such entities were so treated, adverse U.S. federal income tax consequences might apply, to a U.S. holder in the case of a PFIC and to a non-U.S. holder in the case of a USRPHC, upon the sale, exchange or retirement of the securities. You should refer to information filed with the Securities and Exchange Commission or the equivalent government authority by such entities and consult your tax adviser regarding the possible consequences to you if such an entity is or becomes a PFIC or a USRPHC.

Tax Treatment of the Securities

Unless otherwise provided in the relevant pricing supplement, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes, with the consequences described below. Due to the absence of authorities that directly address instruments that are similar to the securities, significant aspects of the U.S. federal income tax consequences of an investment in the securities are uncertain. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the treatment described herein. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments, some of which are discussed below) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the above treatment of the securities will be respected.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of the securities who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Unless otherwise provided in the applicable pricing supplement and assuming the treatment of the securities described above is respected, the following are certain material U.S. federal income tax consequences of the ownership and disposition of the securities under current law.

Tax Treatment Prior to Maturity. You should not recognize taxable income or loss over the term of the securities prior to maturity, other than pursuant to a sale or exchange, as described below.

Sale, Exchange or Retirement of the Securities. Upon a sale, exchange or retirement of the securities, you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and your tax basis in the securities. Your tax basis in the securities generally should equal the amount you paid to acquire them. This gain or loss generally should be long-term capital gain or loss if you have held the securities for more than one year, subject to the potential application of the "constructive ownership" regime and certain rules and regulations relating to foreign currency instruments discussed below. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Securities. Due to the absence of authorities that directly address the proper tax treatment of the securities, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. Alternative U.S. federal income tax treatments of the securities are possible that, if applied, could materially and adversely affect the timing and/or character of income or loss with respect to the securities. It is possible, for example, that the securities could be treated as debt instruments issued by us. Under this treatment, the securities having a term from issue to maturity (including the last possible date that the securities could be outstanding) exceeding one year would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you held the securities you would be required to accrue into income "original issue discount" based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the securities, even though no cash would be received on the securities prior to maturity. In addition, any gain on the sale, exchange or retirement of the securities would generally be treated as ordinary in character. Moreover, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Alternatively, in the case of any "pass-thru entity" (such as a Fund) that is, or is included in, an Underlying, the securities could be treated as subject to the "constructive ownership" regime of Section 1260 of the Code, in which case the tax consequences of sale, exchange or retirement of the securities could be affected materially and adversely. Section 1260 of the Code generally applies if an investor enters into a "constructive ownership transaction" with respect to a pass-thru entity. If a security were treated in whole or in part as a constructive ownership transaction, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of securities would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain." Under Section 1260, the net underlying long-term capital gain is generally the net capital gain a taxpayer would have realized by investing in the underlying pass-thru entity at the inception of the constructive ownership transaction and selling that investment on the date the constructive ownership transaction is closed (*i.e.*, at maturity or earlier disposition). Assuming Section 1260 were to apply to a security, it is unclear how the net underlying long-term capital gain should be computed. It is possible, for instance, where a Fund is the sole Underlying, that the net underlying long-term capital gain could equal the amount of long-term capital gain you would have recognized if on the issue date you had invested the face amount of the securities sold, exchanged or retired in shares of the Fund and sold those shares for their fair market value on the date your securities are sold, exchanged, or retired. Generally, unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero. Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the term you held the securities in question, and you would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years.

If payment at maturity is determined in whole or in part by reference to one or more foreign currencies, it is also possible that certain rules and regulations relating to foreign currency instruments under Section 988 of the Code could apply to the securities. If these rules were to apply, all or a portion of your gain or loss on the securities that would otherwise be treated as capital gain or loss could be treated as ordinary income or loss, unless on or before the date on which you acquired your securities you made a valid election pursuant to the applicable Treasury regulations to treat such gain or loss as capital gain or loss. We believe that it is reasonable to treat the election as available to the extent that Section 988 would otherwise apply and that there should be no adverse consequences as a result of having made a protective election under Section 988. To make the election, you must, in accordance with detailed procedures set forth in the regulations under Section 988 of the Code, either (a) clearly identify the transaction on your books and records on the date you acquire your securities as being subject to such an election and file the relevant statement verifying such election with your federal income tax return or (b) otherwise obtain independent verification. You should consult your tax adviser regarding the availability of the election, the advisability of making it and the conditions and procedures for doing so.

Alternative U.S. federal income tax characterizations of the securities might also require you to include amounts in income during the term of the securities and/or might treat all or a portion of the gain or loss on the sale or settlement of the securities as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held the securities. For instance, in the case of any index that is included in, or constitutes, an Underlying, it is possible that any reconstitution, rebalancing, recomposition of the index, change in methodology of calculating the index or any substitution of a successor index could be treated as a "deemed" taxable exchange that could cause you to recognize gain or loss (subject, in the case of loss, to possible application of the "wash sale" rules) as if you had sold or exchanged the securities.

On December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime discussed above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a non-U.S. holder. You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of the securities who is: (i) a nonresident alien individual, (ii) a foreign corporation or (iii) a foreign estate or trust.

Sale, Exchange or Retirement of the Securities. Under current law, any gain from the sale, exchange or retirement of the securities should not be subject to U.S. federal income tax, including withholding tax, unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below.

Tax Consequences Under Possible Alternative Treatments. If the securities were treated as indebtedness, any income from the securities would not be subject to U.S. federal income tax, including withholding tax, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable requirements, and (ii) any income from the securities is not effectively connected with your conduct of a trade or business in the United States.

As described above under "—Tax Consequences to U.S. Holders—Possible Alternative Tax Treatments of an Investment in the Securities," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. holders should be subject to withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might require non-U.S. holders to accrue income, subject to withholding tax, over the term of the securities, possibly on a retroactive basis. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice. *Income Effectively Connected with a Trade or Business in the United States*. If you are engaged in a trade or business in the United States, and income from the securities is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In this case, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

The cash proceeds received from a sale, exchange or retirement of the securities will be subject to information reporting unless you are an exempt recipient (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the securities includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the securities which commissions, as to agents affiliated with us, may include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the securities by taking positions in the relevant Underlying, the components underlying the relevant Underlying, or instruments whose value is derived from the relevant Underlying or its underlying components. While we cannot predict an outcome, such hedging activity or other hedging or investment activity could potentially affect the relevant Underlying (including the Initial Underlying Level), which could affect your return on the securities at maturity. Similarly, the unwinding of our or our affiliates' hedges near or on a Valuation Date or Valuation Dates could affect the Closing Levels of the relevant Underlying on such dates, which could have an adverse effect on the value of the securities. From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the relevant Underlying, the components underlying the relevant Underlying, or instruments whose value is derived from the relevant Underlying or its underlying components. Although we have no reason to believe that any of these activities will have a material impact on the level of the relevant Underlying or the value of the securities, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No security holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreements entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA, as agents, and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of securities has agreed to purchase, and we have agreed to sell, the Face Amount of securities set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees in the amount set forth in the relevant pricing supplement. After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the FINRA regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales, if any, will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the securities, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, DBSI may sell more securities than it is obligated to purchase in connection with the offering, creating a naked short position in the securities for its own account. DBSI must close out any naked short position by purchasing the securities in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, securities in the open market to stabilize the price of the securities. Any of these activities may raise or maintain the market price of the securities above independent market levels or prevent or retard a decline in the market price of the securities. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate Face Amount of securities offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the securities. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.